

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 17, 2016

Via E-Mail
Jack F. Harper
Executive Vice President, Chief Financial Officer
Concho Resources Inc.
One Concho Center
600 West Illinois Avenue
Midland, Texas 79701

> **Re:** **Concho Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 1-33615**

Dear Mr. Harper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Business, page 2

Drilling Activities, page 5

1. The tabular presentation provided on page 5 indicates a total of 54 net development and exploratory wells for which completion was pending at December 31, 2015. Please clarify for us the extent to which the completion of any of these wells awaits an improvement in current commodity prices. If there are material numbers of such wells, please expand your disclosure to identify the number of wells and related net proved developed and/or undeveloped reserve quantities.

Properties, page 37

Our Oil and Natural Gas Reserves, page 37

Proved Undeveloped Reserves, page 40

2.   We note the tabular presentation on page 40 providing the proved undeveloped reserves converted to proved developed reserves annually for the years ending December 31, 2011 through 2015. Please provide us with a similar annual schedule of the net quantities of proved undeveloped reserves to be converted to proved developed reserves beginning with the year ending December 31, 2016 until such time that all of the proved undeveloped reserves disclosed as of December 31, 2015 have been converted.

Developed and Undeveloped Acreage, page 41

3.   The tabular presentation of your acreage indicates that 93,649 out of a total of 150,033 net undeveloped acres will expire in 2016 with lesser amounts of such acreage expiring annually in subsequent years. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include such locations, please expand your disclosure to explain the steps which would be necessary to extend the time to the expiration of such leases.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 52

Impairments of Long-Lived Assets, page 56

4.   You disclose on page 57 that based on economic factors as of December 31, 2015, you determined that undiscounted future cash flows attributable to certain depletion groups with net book value of $5.2 billion indicated that their carrying amounts were expected to be recovered. However, they may be at risk for impairment if management's estimates of future cash flows decline, including as a result of further declines in projected commodity prices since December 31, 2015. You estimate that if these depletion groups were to become impaired in a future period, you could recognize non-cash impairment in that period of approximately $2.5 billion. Similar disclosure on page 38 of your Form 10-Q for the quarter ended March 31, 2016 indicates that certain depletion groups may be at risk of an impairment charge of approximately $1 billion in a future period if management's estimates of future cash flows decline.

Please expand your disclosure to provide more details regarding these potential impairment charges, including the nature of the referenced depletion groups and why they are more susceptible to impairment than the rest of the depletion groups. Additionally, disclose all significant assumptions underlying the estimated charges, including the price decline points at which they would be triggered. Quantify the reasonably possible effects that the same assumptions would have on your proved reserves.

Please refer to Sections III.B.3, III.B.4 and V of SEC Release No. 33-8350 for guidance on disclosing the reasonably likely effects of trends and uncertainties as it pertains to the content and focus of MD&A and critical accounting estimates.

Notes to Consolidated Financial Statements

Unaudited Supplementary Data, page F-41

Reserve Quantity Information, page F-42

5.   Please expand your disclosure of the changes in net quantities of proved reserves for the periods ending December 31, 2014 and December 31, 2013 to include an appropriate explanation of the significant changes to comply with FASB ASC 932-235-50-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Klinko, Staff Accountant at (202) 551-3824 or Lily Dang, Staff Accountant at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources